**UNITED STATES SECURITIES AND EXCHANGE COMMISSION**
**WASHINGTON, DC 20549**

# FORM 8-K

CURRENT REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported):

## July 17, 2007

# THE SAVANNAH BANCORP, INC.

(Exact name of registrant as specified in its charter)

| Georgia | 0-18560 | 58-1861820 |
|---|---|---|
| State of Incorporation | SEC File No. | Tax I.D. No. |

25 Bull Street, Savannah, GA 31401
(Address of principal executive offices) (Zip Code)

912-629-6486
(Registrant's telephone number, including area code)

Not Applicable
(Former Name or Former Address, If Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to
simultaneously satisfy the filing obligation of the registrant under any
of the following provisions (see General Instruction A.2. below):

|_| Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

|_| Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

|_| Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act
(17 CFR 240.14d-2(b))

|_| Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act
(17 CFR 240.13e-4(c))

**Item 7.01 - Regulation FD Disclosure**

On July 17, 2007, The Savannah Bancorp, Inc. ("Registrant") issued a news release with respect to the announcement of earnings in the second quarter 2007.

A copy of Registrant's press release is attached hereto as Exhibit 99.1 and by this reference is hereby incorporated by reference into this Form 8-K and made a part hereof.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

The Savannah Bancorp, Inc. (Registrant)

By: /s/ Robert B. Briscoe             Date: July 17, 2007
Robert B. Briscoe
Chief Financial Officer

Exhibit 99.1

# The Savannah Bancorp, Inc.

**July 17, 2007**
**For Release: Immediately**

**Savannah Bancorp Reports 2.3 Percent Second Quarter EPS**
**Increase and Declares Regular Quarterly Dividend**

SAVANNAH, Ga.--(Prime Newswire) - July 17, 2007 - The Savannah Bancorp, Inc. (Nasdaq: SAVB) reported net income for the second quarter 2007 of $2,591,000, up 2.1 percent from $2,538,000 in the second quarter 2006.  Net income per diluted share was 44 cents compared to 43 cents per diluted share in the second quarter of 2006, an increase of 2.3 percent.  Second quarter 2007 earnings were up $280,000, or 12%, compared to first quarter 2007 earnings of $2,311,000.   Prior period per share amounts have been restated to reflect the 5-for-4 stock split in December 2006.

Return on average equity was 14.94 percent, return on average assets was 1.23 percent and the efficiency ratio was 53.40 percent in the second quarter 2007.

Total assets increased 13 percent to $873 million at June 30, 2007, up $101 million from $772 million a year earlier.  Loans, excluding loans held for sale, were $752 million compared to $657 million one year earlier, an increase of 14 percent.  Deposits totaled $726 million and $642 million at June 30, 2007 and 2006, respectively, an increase of 13 percent.

John Helmken, President & CEO, said, "I am continually proud of the focus of our production teams, growing loans and deposits in excess of $95 million and $84 million, respectively, over the past year.  During the current challenging interest rate and economic environment, it is a testament to the quality of our employees and customers that we have continued to produce above average loan growth while maintaining excellent credit quality.  Our current and future success in growing our customer base, loans, deposits and the resulting earnings depends upon the retention and addition of exceptionally talented people who serve our customers well.  We have been fortunate to enjoy a significant measure of success in these areas."

The Company continues to report nonperforming asset percentages and loan past dues that are better than industry averages.  Nonperforming assets were $2,595,000 or 0.34 percent of total loans and other real estate at June 30, 2007 compared to $2,559,000 or 0.39 percent at June 30, 2006.  Second quarter net credit losses were $98,000 for 2007 compared to net credit losses of $3,000 in the second quarter 2006. Provision for credit losses for the second quarter of 2007 was $395,000 compared to $360,000 for the second quarter of 2006.  Net credit losses were $332,000 for the first six months of 2007 compared to net credit recoveries of $3,000 in the first six months of 2006. Provision for credit losses for the first six months of 2007 was $895,000 compared to $775,000 for the first six months of 2006.

For the first six months of 2007, net income was $4,902,000 versus $4,889,000 in the first six months of 2006.  Earnings per diluted share were $0.83 in the first six months of 2007 and 2006.  Return on average equity was 14.42 percent, return on average assets was 1.17 percent, net interest margin was 4.15 percent and the efficiency ratio was 54.58 percent in the first six months of 2007.

Net interest income increased 3.1 percent in the second quarter 2007 over the second quarter 2006.  Second quarter net interest margin declined to 4.13 percent in 2007 from 4.51 percent in 2006 primarily due to higher funding costs.  Noninterest income declined $86,000, or 7.9 percent in the first quarter of 2007 versus the same period in 2006 due to lower mortgage related income and lower service charges on deposit accounts.  Noninterest expense increased $50,000 or 1.0 percent in the second quarter 2007 compared to the second quarter 2006.  Higher personnel, occupancy, equipment and information technology costs were partially offset by lower other operating expenses.

Today, the Board of Directors approved a regular quarterly cash dividend of 12 cents per share payable on August 20, 2007 to shareholders of record on July 27, 2007.

The Savannah Bancorp, Inc. (SAVB), a bank holding company for The Savannah Bank, N.A., Bryan Bank & Trust (Richmond Hill, Georgia) and Harbourside Community Bank (Hilton Head Island, SC), is headquartered in Savannah, Georgia.  SAVB began operations in 1990.  Its primary businesses include deposit, credit, trust and mortgage origination services provided to local customers.

Contacts:      John C. Helmken II, President and CEO, 912-629-6486
                Robert B. Briscoe, Chief Financial Officer, 912-629-6525

Attachments


**The Savannah Bancorp, Inc. and Subsidiaries**
**Second Quarter Financial Highlights**
**June 30, 2007 and 2006**
(Unaudited)
($ in thousands, except share data)


| Balance Sheet Data at June 30 | 2007 | 2006 | % Change |
|---|---|---|---|
| Total assets | $872,664 | $772,026 | 13 |
| Interest-earning assets | 829,589 | 734,420 | 13 |
| Loans | 752,328 | 657,128 | 14 |
| Allowance for credit losses | 9,517 | 8,591 | 11 |
| Non-accruing loans | 1,895 | 2,049 | (7.5) |
| Loans past due 90 days - accruing | 44 | 510 | (91) |
| Other real estate owned | 656 | - | - |
| Deposits | 726,013 | 642,393 | 13 |
| Interest-bearing liabilities | 706,804 | 606,828 | 16 |
| Shareholders' equity | 70,025 | 61,018 | 15 |
| Allowance for credit losses to total loans | 1.27 % | 1.31 % | (3.1) |
| Nonperforming assets to total loans and OREO | 0.34 % | 0.39 % | (13) |
| Loan to deposit ratio | 103.62 % | 102.29 % | 1.3 |
| Equity to assets | 8.02 % | 7.90 % | 1.5 |
| Tier 1 capital to risk-weighted assets | 11.32 % | 11.47 % | (1.3) |
| Total capital to risk-weighted assets | 12.57 % | 12.72 % | (1.2) |
| Book value per share (a) | $ 12.00 | $ 10.60 | 13 |
| Outstanding shares (a) | 5,834 | 5,759 | 1.3 |
| Market value per share (a) | $ 25.10 | $ 30.26 | (17) |

| Performance Ratios for the Second Quarter | | | |
|---|---|---|---|
| Net income | $ 2,591 | $ 2,538 | 2.1 |
| Return on average assets | 1.23 % | 1.33 % | (7.5) |
| Return on average equity | 14.94 % | 16.91 % | (12) |
| Net interest margin | 4.13 % | 4.51 % | (8.4) |
| Efficiency ratio | 53.40 % | 53.84 % | (0.8) |
| Per share data: (a) | | | |
| Net income - basic | $ 0.44 | $ 0.44 | - |
| Net income - diluted | $ 0.44 | $ 0.43 | 2.3 |
| Dividends | $ 0.120 | $ 0.112 | 7.1 |
| Average shares: (a) | | | |
| Basic | 5,824 | 5,759 | 1.1 |
| Diluted | 5,899 | 5,886 | 0.2 |

| Performance Ratios for the First Six Months | | | |
|---|---|---|---|
| Net income | $ 4,902 | $ 4,889 | 0.3 |
| Return on average assets | 1.17 % | 1.31 % | (11) |
| Return on average equity | 14.42 % | 16.53 % | (13) |
| Net interest margin | 4.15 % | 4.55 % | (8.8) |
| Efficiency ratio | 54.58 % | 54.16 % | 0.8 |
| Per share data: (a) | | | |
| Net income - basic | $ 0.84 | $ 0.85 | (0.4) |
| Net income - diluted | $ 0.83 | $ 0.83 | - |
| Dividends | $ 0.240 | $ 0.224 | 7.1 |
| Average shares: (a) | | | |
| Basic | 5,803 | 5,759 | 0.8 |
| Diluted | 5,895 | 5,890 | 0.1 |

(a) Share and per share amounts have been restated to reflect the effect of a 5-for-4 stock split in December 2006.

# The Savannah Bancorp, Inc. and Subsidiaries
## Consolidated Balance Sheets
### June 30, 2007 and 2006
(Unaudited)

($ in thousands, except share data)

| | June 30, | |
|---|---|---|
| | **2007** | 2006 |
| **Assets** | | |
| Cash and due from banks | **$ 23,093** | $ 19,413 |
| Interest-bearing deposits | **8,777** | 4,400 |
| Federal funds sold | **4,874** | 18,266 |
| Cash and cash equivalents | **36,744** | 42,079 |
| Securities available for sale, at fair value (amortized cost of $64,379 in 2007 and $52,268 in 2006) | **63,489** | 51,220 |
| Loans held for sale | **1,126** | 4,407 |
| Loans, net of allowance for credit losses of $9,517 in 2007 and $8,591 in 2006 | **742,811** | 648,537 |
| Premises and equipment, net | **6,198** | 5,714 |
| Other real estate owned | **656** | - |
| Bank-owned life insurance | **5,870** | 5,655 |
| Other assets | **15,770** | 14,414 |
| | | |
| **Total assets** | **$ 872,664** | $ 772,026 |
| | | |
| **Liabilities** | | |
| Deposits: | | |
| Noninterest-bearing | **$ 89,098** | $ 97,909 |
| Interest-bearing demand | **122,209** | 94,081 |
| Savings | **18,627** | 18,540 |
| Money market | **168,411** | 137,721 |
| Time deposits | **327,668** | 294,142 |
| Total deposits | **726,013** | 642,393 |
| Short-term borrowings | **56,437** | 36,560 |
| FHLB advances - long-term | **3,142** | 15,474 |
| Subordinated debt | **10,310** | 10,310 |
| Other liabilities | **6,737** | 6,271 |
| **Total liabilities** | **802,639** | 711,008 |
| | | |
| **Shareholders' equity** | | |
| Common stock, par value $1 per share: authorized 20,000,000 shares; issued 5,833,860 and 4,607,647 shares in 2007 and 2006, respectively | **5,834** | 4,608 |
| Preferred stock, par value $1 per share: authorized 10,000,000 shares, none issued | **-** | - |
| Additional paid-in capital | **36,347** | 36,480 |
| Retained earnings | **29,189** | 21,870 |
| Treasury stock, 318 and 267 shares in 2007 and 2006, respectively | **(4)** | (4) |
| Accumulated other comprehensive loss, net | **(1,341)** | (1,936) |
| **Total shareholders' equity** | **70,025** | 61,018 |
| | | |
| **Total liabilities and shareholders' equity** | **$ 872,664** | $ 772,026 |

**The Savannah Bancorp, Inc. and Subsidiaries**
**Consolidated Statements of Income**
**For the Six Months Ended 2007 and 2006 and**
**Five Quarters Ending June 30, 2007**
($ in thousands, except per share data)

| | (Unaudited) | | | (Unaudited) | | | | | |
|---|---|---|---|---|---|---|---|---|---|
| | For the Six Months Ended | | | **2007** | | 2006 | | | Q2-07 / |
| | **June 30,** | | % | **Second** | First | Fourth | Third | Second | Q2-06 |
| | **2007** | 2006 | Chg | **Quarter** | Quarter | Quarter | Quarter | Quarter | % Chg |
| **Interest and dividend income** | | | | | | | | | |
| Loans, including fees | **$29,224** | $24,269 | 20 | **$14,872** | $14,351 | $14,063 | $13,209 | $12,548 | 19 |
| Loans held for sale | **69** | 441 | (84) | **35** | 34 | 52 | 64 | 233 | (85) |
| Investment securities | **1,346** | 1,068 | 26 | **726** | 620 | 599 | 572 | 559 | 30 |
| Deposits with banks | **201** | 102 | 97 | **119** | 83 | 127 | 65 | 54 | 120 |
| Federal funds sold | **296** | 275 | 7.6 | **125** | 172 | 116 | 166 | 148 | (16) |
| Total interest and dividend income | **31,136** | 26,155 | 19 | **15,877** | 15,260 | 14,957 | 14,076 | 13,542 | 17 |
| **Interest expense** | | | | | | | | | |
| Deposits | **12,571** | 8,336 | 51 | **6,479** | 6,092 | 5,754 | 5,251 | 4,443 | 46 |
| Short-term borrowings | **1,242** | 911 | 36 | **618** | 625 | 561 | 326 | 546 | 13 |
| FHLB advances | **319** | 444 | (28) | **155** | 164 | 168 | 166 | 197 | (21) |
| Subordinated debt | **416** | 389 | 6.9 | **213** | 203 | 214 | 214 | 200 | 6.5 |
| Total interest expense | **14,548** | 10,080 | 44 | **7,465** | 7,084 | 6,697 | 5,957 | 5,386 | 39 |
| **Net interest income** | **16,588** | 16,075 | 3.2 | **8,412** | 8,176 | 8,260 | 8,119 | 8,156 | 3.1 |
| Provision for credit losses | **895** | 775 | 15 | **395** | 500 | 450 | 360 | 360 | 9.7 |
| Net interest income after the provision for credit losses | **15,693** | 15,300 | 2.6 | **8,017** | 7,676 | 7,810 | 7,759 | 7,796 | 2.8 |
| **Noninterest income** | | | | | | | | | |
| Service charges on deposits | **695** | 753 | (7.7) | **348** | 347 | 389 | 384 | 377 | (7.7) |
| Mortgage related income, net | **376** | 482 | (22) | **166** | 210 | 200 | 203 | 252 | (34) |
| Trust fees | **365** | 325 | 12 | **189** | 176 | 170 | 164 | 166 | 14 |
| Other operating income | **617** | 599 | 3.0 | **297** | 319 | 331 | 305 | 291 | 2.1 |
| Total noninterest income | **2,053** | 2,159 | (4.9) | **1,000** | 1,052 | 1,090 | 1,056 | 1,086 | (7.9) |
| **Noninterest expense** | | | | | | | | | |
| Salaries and employee benefits | **5,802** | 5,476 | 6.0 | **2,838** | 2,964 | 2,659 | 2,717 | 2,785 | 1.9 |
| Occupancy and equipment | **1,540** | 1,397 | 10 | **782** | 758 | 768 | 755 | 746 | 4.8 |
| Information technology | **806** | 736 | 10 | **381** | 425 | 417 | 372 | 374 | 1.9 |
| Other operating expense | **2,026** | 2,266 | (11) | **1,025** | 1,000 | 1,293 | 1,101 | 1,071 | (4.3) |
| Total noninterest expense | **10,174** | 9,875 | 3.0 | **5,026** | 5,147 | 5,137 | 4,945 | 4,976 | 1.0 |
| Income before income taxes | **7,572** | 7,584 | (0.2) | **3,991** | 3,581 | 3,763 | 3,870 | 3,906 | 2.2 |
| Income tax expense | **2,670** | 2,695 | (0.9) | **1,400** | 1,270 | 1,240 | 1,280 | 1,368 | 2.3 |
| **Net income** | **$ 4,902** | $ 4,889 | 0.3 | **$ 2,591** | $ 2,311 | $ 2,523 | $ 2,590 | $ 2,538 | 2.1 |
| **Net income per share: (a)** | | | | | | | | | |
| Basic | **$ .84** | $ .85 | (1.2) | **$ .44** | $ .40 | $ .44 | $ .45 | $ .44 | - |
| Diluted | **$ .83** | $ .83 | - | **$ .44** | $ .39 | $ .43 | $ .44 | $ .43 | 2.3 |
| Average basic shares (000s) (a) | **5,803** | 5,759 | 0.8 | **5,824** | 5,783 | 5,779 | 5,761 | 5,759 | 1.1 |
| Average diluted shares (000s) (a) | **5,895** | 5,890 | 0.1 | **5,899** | 5,890 | 5,884 | 5,886 | 5,894 | 0.1 |
| **Performance Ratios** | | | | | | | | | |
| Return on average equity | **14.42%** | 16.53% | (13) | **14.94%** | 13.90% | 15.33% | 16.46% | 16.91% | (12) |
| Return on average assets | **1.17%** | 1.31% | (11) | **1.23%** | 1.12% | 1.24% | 1.34% | 1.33% | (7.5) |
| Net interest margin | **4.15%** | 4.55% | (8.8) | **4.13%** | 4.17% | 4.26% | 4.42% | 4.51% | (8.4) |
| Efficiency ratio | **54.58%** | 54.16% | (0.8) | **53.40%** | 55.78% | 54.94% | 53.90% | 53.84% | .8 |
| Average equity | **68,544** | 59,630 | 15 | **69,583** | 67,434 | 65,297 | 62,435 | 60,195 | 16 |
| Average assets | **845,071** | 750,955 | 13 | **855,989** | 834,033 | 809,491 | 767,649 | 765,080 | 12 |
| Average interest-earning assets | **810,525** | 716,342 | 13 | **821,253** | 799,678 | 772,192 | 732,405 | 729,101 | 13 |

(a) Share and per share amounts have been restated to reflect the effect of a 5-for-4 stock split in December 2006.

**The Savannah Bancorp, Inc. & Subsidiaries**
**Loan Concentration Schedule**
**June 30, 2007 and December 31, 2006**

| ($ in thousands) | 6/30/07 | % of Total | 12/31/06 | % of Total | % Dollar Change |
|---|---|---|---|---|---|
| Non-residential real estate | | | | | |
| Owner-occupied | $ 113,298 | 15 | $ 90,848 | 13 | 25 |
| Non owner-occupied | 91,783 | 12 | 98,032 | 13 | (6) |
| Construction | 25,333 | 3 | 22,128 | 3 | 14 |
| Commercial land and lot development | 39,104 | 5 | 35,610 | 5 | 10 |
| Total non-residential real estate | 269,518 | 35 | 246,618 | 34 | 9 |
| Residential real estate | | | | | |
| Owner-occupied – 1-4 family | 79,440 | 11 | 87,965 | 12 | (10) |
| Non owner-occupied – 1-4 family | 106,408 | 14 | (a) 101,397 | 14 | 5 |
| Construction | 66,161 | 9 | (a) 77,417 | 11 | (15) |
| Residential land and lot development | 109,258 | 14 | 93,060 | 13 | 17 |
| Home equity lines | 40,655 | 5 | 40,794 | 6 | 0 |
| Total residential real estate | 401,922 | 53 | 400,633 | 56 | 0 |
| Total real estate loans | 671,440 | 89 | 647,251 | 90 | 4 |
| Commercial | 61,898 | 8 | 57,740 | 8 | 7 |
| Consumer | 19,585 | 3 | 16,624 | 2 | 18 |
| Unearned fees, net | (599) | - | (693) | - | (14) |
| Total loans, net of unearned fees | $ 752,324 | 100 | $ 720,922 | 100 | 4.4 |

(a) Includes a reclassification of $33 million of completed construction loans from the construction category to the non-owner occupied 1-4 family category to conform to the June 30, 2007 presentation as required by regulatory guidelines.

During the first half of 2007, residential real estate loans have remained flat in total and non-residential real estate loans have increased by 9 percent. During 2006, decisions were made to de-emphasize construction loan growth as evidenced by the decline of 15 percent in the construction loan portfolio during 2007.

Commercial and residential land and lot development portfolios generally represent loans to experienced real estate developers and financially strong, long-term real estate investors who have the financial strength to service the debt during the slower real estate markets.

## The Savannah Bancorp, Inc. and Subsidiaries
## Average Balance Sheet and Rate/Volume Analysis – Second Quarter, 2007 and 2006

| Average Balance | | Average Rate | | | Taxable-Equivalent Interest (b) | | | (a) Variance Attributable to | |
|---|---|---|---|---|---|---|---|---|---|
| QTD 6/30/07 | QTD 6/30/06 | QTD 6/30/07 | QTD 6/30/06 | | QTD 6/30/07 | QTD 6/30/06 | Vari-Ance | Rate | Volume |
| ($ in thousands) | | (%) | | | ($ in thousands) | | | ($ in thousands) | |
| | | | | **Assets** | | | | | |
| $ 9,207 | $ 4,545 | 5.18 | 4.77 | Interest-bearing deposits | $ 119 | $ 54 | $65 | $ 5 | $ 60 |
| 56,757 | 48,609 | 5.01 | 4.35 | Investments - taxable | 709 | 527 | 182 | 80 | 102 |
| 2,060 | 2,500 | 7.79 | 11.39 | Investments - non-taxable | 40 | 71 | (31) | (22) | (9) |
| 9,408 | 12,188 | 5.33 | 4.87 | Federal funds sold | 125 | 148 | (23) | 14 | (37) |
| 2,063 | 13,394 | 6.80 | 6.98 | Loans held for sale | 35 | 233 | (198) | (6) | (192) |
| 741,758 | 647,865 | 8.05 | 7.77 | Loans (c) | 14,888 | 12,548 | 2,340 | 452 | 1,888 |
| 821,253 | 729,101 | 7.77 | 7.47 | Total interest-earning assets | 15,916 | 13,581 | 2,335 | 545 | 1,790 |
| 34,736 | 35,979 | | | Noninterest-earning assets | | | | | |
| $855,989 | $765,080 | | | Total assets | | | | | |
| | | | | | | | | | |
| | | | | **Liabilities and equity** | | | | | |
| | | | | Deposits | | | | | |
| $ 120,092 | $ 91,810 | 2.09 | 1.10 | NOW accounts | 625 | 252 | 373 | 227 | 146 |
| 18,799 | 19,901 | 1.02 | 1.01 | Savings accounts | 48 | 50 | (2) | 0 | (2) |
| 162,397 | 129,841 | 4.41 | 3.52 | Money market accounts | 1,784 | 1,138 | 646 | 288 | 358 |
| 125,404 | 104,139 | 5.36 | 4.52 | CDs, $100M or more | 1,677 | 1,174 | 503 | 218 | 285 |
| 68,149 | 78,931 | 4.78 | 3.70 | CDs, broker | 812 | 728 | 84 | 213 | (129) |
| 121,831 | 104,675 | 5.05 | 4.22 | Other time deposits | 1,533 | 1,101 | 432 | 217 | 215 |
| 616,672 | 529,297 | 4.21 | 3.37 | Total interest-bearing deposits | 6,479 | 4,443 | 2,036 | 1,108 | 928 |
| 12,095 | 15,904 | 5.14 | 4.97 | FHLB advances – long-term | 155 | 197 | (42) | 7 | (49) |
| 48,122 | 43,962 | 5.14 | 4.98 | Short-term borrowings | 617 | 546 | 71 | 18 | 53 |
| 10,310 | 10,310 | 8.33 | 7.78 | Subordinated debt | 214 | 200 | 14 | 14 | 0 |
| 687,199 | 599,473 | 4.36 | 3.60 | Total interest-bearing liabilities | 7,465 | 5,386 | 2,079 | 1,136 | 943 |
| 92,844 | 98,671 | | | Noninterest-bearing deposits | | | | | |
| 6,363 | 6,741 | | | Other liabilities | | | | | |
| 69,583 | 60,195 | | | Shareholders' equity | | | | | |
| $855,989 | $765,080 | | | Liabilities and equity | | | | | |
| | | 3.41 | 3.87 | Interest rate spread | | | | | |
| | | 4.13 | 4.51 | Net interest margin | | | | | |
| | | | | Net interest income | $8,451 | $8,195 | $256 | ($ 591) | $847 |
| $134,054 | $129,628 | | | Net earning assets | | | | | |
| $709,516 | $627,968 | | | Average deposits | | | | | |
| | | 3.66 | 2.84 | Average cost of deposits | | | | | |
| 105% | 103% | | | Average loan to deposit ratio | | | | | |

(a) This table shows the changes in interest income and interest expense for the comparative periods based on either changes in average volume or changes in average rates for interest-earning assets and interest-bearing liabilities.  Changes which are not solely due to rate changes or solely due to volume changes are attributed to volume.

(b) The taxable equivalent adjustment results from tax exempt income less non-deductible TEFRA interest expense and was $39 in the second quarter 2007 and 2006.

(c) Average nonaccruing loans have been excluded from total average loans and categorized in noninterest-earning assets.

## The Savannah Bancorp, Inc. and Subsidiaries
## Average Balance Sheet and Rate/Volume Analysis – First Six Months 2007 and 2006

| Average Balance | | Average Rate | | | Taxable-Equivalent Interest (b) | | | (a) Variance Attributable to | |
|---|---|---|---|---|---|---|---|---|---|
| YTD 6/30/07 | YTD 6/30/06 | YTD 6/30/07 | YTD 6/30/06 | | YTD 6/30/07 | YTD 6/30/06 | Vari-Ance | Rate | Volume |
| ($ in thousands) | | (%) | | | ($ in thousands) | | | ($ in thousands) | |
| | | | | **Assets** | | | | | |
| $ 7,710 | $ 4,458 | 5.26 | 4.61 | Interest-bearing deposits | $ 201 | $ 102 | $ 99 | $ 14 | $ 85 |
| 53,986 | 46,623 | 4.91 | 4.32 | Investments - taxable | 1,314 | 998 | 316 | 136 | 180 |
| 2,000 | 2,717 | 7.86 | 11.13 | Investments - non-taxable | 78 | 150 | (72) | (44) | (28) |
| 11, 309 | 11,774 | 5.28 | 4.71 | Federal funds sold | 296 | 275 | 21 | 33 | (12) |
| 1,859 | 13,033 | 7.48 | 6.82 | Loans held for sale | 69 | 441 | (372) | 43 | (415) |
| 733,661 | 637,737 | 8.04 | 7.67 | Loans (c) | 29,256 | 24,269 | 4,987 | 1,170 | 3,817 |
| 810,525 | 716,342 | 7.77 | 7.39 | Total interest-earning assets | 31,214 | 26,235 | 4,979 | 1,350 | 3,629 |
| 34,546 | 34,613 | | | Noninterest-earning assets | | | | | |
| $845,071 | $750,955 | | | Total assets | | | | | |
| | | | | | | | | | |
| | | | | **Liabilities and equity** | | | | | |
| | | | | Deposits | | | | | |
| $ 114,642 | $ 90,116 | 2.05 | 1.08 | NOW accounts | 1,167 | 483 | 684 | 433 | 251 |
| 18,596 | 19,890 | 1.01 | 0.99 | Savings accounts | 93 | 98 | (5) | 2 | (7) |
| 156,181 | 129,004 | 4.34 | 3.32 | Money market accounts | 3,359 | 2,123 | 1,236 | 653 | 583 |
| 121,312 | 98,089 | 5.30 | 4.33 | CDs, $100M or more | 3,189 | 2,106 | 1,083 | 472 | 611 |
| 74,090 | 84,807 | 4.81 | 3.61 | CDs, broker | 1,768 | 1,519 | 249 | 505 | (256) |
| 120,588 | 99,546 | 5.01 | 4.07 | Other time deposits | 2,995 | 2,007 | 988 | 464 | 524 |
| 605,409 | 521,452 | 4.19 | 3.22 | Total interest-bearing deposits | 12,571 | 8,336 | 4,235 | 2,508 | 1,727 |
| 12,680 | 18,160 | 5.07 | 4.93 | FHLB advances – long-term | 319 | 444 | (125) | 13 | (138) |
| 48,734 | 37,795 | 5.14 | 4.86 | Short-term borrowings | 1,242 | 911 | 331 | 52 | 279 |
| 10,310 | 10,310 | 8.14 | 7.61 | Subordinated debt | 416 | 389 | 27 | 27 | 0 |
| 677,133 | 587,717 | 4.33 | 3.46 | Total interest-bearing liabilities | 14,548 | 10,080 | 4,468 | 2,536 | 1,932 |
| 92,988 | 96,050 | | | Noninterest-bearing deposits | | | | | |
| 6,406 | 7,558 | | | Other liabilities | | | | | |
| 68,544 | 59,630 | | | Shareholders' equity | | | | | |
| $845,071 | $750,955 | | | Liabilities and equity | | | | | |
| | | 3.44 | 3.93 | Interest rate spread | | | | | |
| | | 4.15 | 4.55 | Net interest margin | | | | | |
| | | | | Net interest income | $16,666 | $16,155 | $511 | ($ 1,186) | $1,697 |
| $133,392 | $128,625 | | | Net earning assets | | | | | |
| $698,397 | $617,502 | | | Average deposits | | | | | |
| | | 3.63 | 2.72 | Average cost of deposits | | | | | |
| 105% | 103% | | | Average loan to deposit ratio | | | | | |

(a) This table shows the changes in interest income and interest expense for the comparative periods based on either changes in average volume or changes in average rates for interest-earning assets and interest-bearing liabilities.  Changes which are not solely due to rate changes or solely due to volume changes are attributed to volume.

(b) The taxable equivalent adjustment results from tax exempt income less non-deductible TEFRA interest expense and was $78 and $80 in the first six months 2007 and 2006, respectively.

(c) Average nonaccruing loans have been excluded from total average loans and categorized in noninterest-earning assets.